UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K/A
(Amendment No. 1)
CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 22, 2024
Summit Midstream Partners, LP
(Exact name of registrant as specified in its charter)

Delaware	001-35666	45-5200503
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)
910 Louisiana Street, Suite 4200
Houston, TX 77002
(Address of principal executive office) (Zip Code)
(Registrant’s telephone number, including area code): (832) 413-4770
Not applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Securities Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Units	SMLP	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note
Summit Midstream Partners, LP, a Delaware limited partnership (“Summit”), filed a Current Report on Form 8-K, with the Securities and Exchange Commission on March 22, 2024 (the “Original Filing”) to report the completion of the sale of Summit Midstream Utica, LLC, a Delaware limited liability company, from Summit Midstream Opco, LP, a Delaware limited partnership and an indirectly owned subsidiary of Summit, to a subsidiary of MPLX LP (NYSE: MPLX), a Delaware limited partnership. This Form 8-K/A is being filed to (i) add inline XBRL tagging to Item 1.01 and (ii) amend Item 9.01 of the Original Filing to provide the required pro forma financial information described under Item 9.01 below. No other changes or amendments are being made to the Original Filing, which is restated herein.
Item 1.01 Entry into a Material Definitive Agreement.
Disposition Agreement
On March 22, 2024, Summit Midstream Partners, LP (NYSE: SMLP), a Delaware limited partnership (“Summit” or the “Partnership”) and Summit Midstream Opco, LP, a Delaware limited partnership (“OpCo”) and an indirectly owned subsidiary of Summit, completed the sale of Summit Midstream Utica, LLC, a Delaware limited liability company (“Utica”), to a subsidiary of MPLX LP (NYSE: MPLX), a Delaware limited partnership (“MPLX”), for cash consideration of $625.0 million, subject to customary post-closing adjustments (the “Transaction”), pursuant to a Purchase and Sale Agreement, dated March 22, 2024 (the “Purchase Agreement”), by and among OpCo, as Seller, MPLX, as Buyer, and solely for purposes of Section 12.18 thereto, Summit, as Seller Parent (each as defined therein). Utica is the owner of (i) approximately 36% of the issued and outstanding equity interests in Ohio Gathering Company, L.L.C., a Delaware limited liability company (“OGC”), (ii) approximately 38% of the issued and outstanding equity interests in Ohio Condensate Company, L.L.C., a Delaware limited liability company (“OCC” and, together with OGC, “Ohio Gathering”) and (iii) midstream assets located in the Utica Shale. Ohio Gathering is the owner of a natural gas gathering system and condensate stabilization facility located in Belmont and Monroe counties in the Utica Shale in southeastern Ohio. MPLX is the operator of Ohio Gathering and, prior to the closing of the Transaction, was OpCo’s joint venture partner.
The Partnership intends to use the proceeds from the Transaction to reduce outstanding borrowings under its credit facility, for general partnership purposes or future acquisitions. In addition, a subsidiary of the Partnership has agreed to provide customary transition services to MPLX for an initial period of 90 days, unless terminated or otherwise extended.
The foregoing summary of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full and complete Purchase Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Amendment to ABL Facility
In connection with the closing of the Transaction, Summit Midstream Holdings, LLC, a Delaware limited liability company (“Holdings”), entered into that certain Fourth Amendment to Loan and Security Agreement (the “ABL Amendment”) by and among Summit, Holdings, the subsidiaries of Holdings party thereto, as subsidiary guarantors, and Bank of America, N.A., as administrative agent (“Agent”), pursuant to which Holdings amended its revolving credit facility governed by that certain Loan and Security Agreement dated as of November 2, 2021 (as amended, restated, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement” and the Credit Agreement, as amended by the ABL Amendment, the “Amended Credit Agreement”) by and among Summit, as parent guarantor, Holdings, as borrower, the subsidiaries of Holdings party thereto, as subsidiary guarantors, the lenders party thereto from time to time and Agent. The ABL Amendment includes amendments to the Credit Agreement that, among other things, (i) permit the Transaction, (ii) amend the change of control provision to permit certain structural changes in connection with a conversion to a C-corporation, (iii) permit certain distributions using the proceeds from the Transaction subject to conditions in the Amended Credit Agreement, and (iv) amend the Interest Coverage Ratio (as defined therein) covenant such that the Interest Coverage Ratio as of the last day of any fiscal quarter must be less than (a) for any fiscal quarter ending on or before December 31, 2024, (x) if no loans under the Credit Agreement are outstanding and unrestricted cash exceeds $200,000,000, 1.50:1.00 and (y) if any loans under the Credit Agreement are outstanding or unrestricted cash is less than such threshold, 1.75:1.00 and (b) thereafter, 1.90:1.00.
The foregoing descriptions of the ABL Amendment do not purport to be complete and are qualified in their entirety by reference to the ABL Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.
Item 2.01 Completion of Acquisition or Disposition of Assets.
The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.
Item 8.01 Other Events.
On March 22, 2024, the Partnership issued a press release announcing the completion of the Transaction and the plan to seek approval from the Partnership’s unitholders to convert to a C-corporation at a Special Meeting later this year.
A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Forward Looking Statements
This Current Report on Form 8-K includes certain statements concerning expectations for the future that are forward-looking within the meaning of the federal securities laws. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions, or future conditional verbs such as “may,” “will,” “should,” “would,” and “could,” including statements about the divestiture, and the potential C-Corp conversion, uses of proceeds from the divestiture, the benefits of divestiture and/or the C-Corp conversion, and any related opportunities and the plans and objectives of management for future operations. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies and possible actions taken by the Partnership or its subsidiaries are also forward-looking statements. Forward-looking statements also contain known and unknown risks and uncertainties (many of which are difficult to predict and beyond management’s control) that may cause the Partnership’s actual results in future periods to differ materially from anticipated or projected results. An extensive list of specific material risks and uncertainties affecting the Partnership is contained in its Annual Report on Form 10-K for the year ended December 31, 2023, which the Partnership filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (the “Annual Report”), as amended and updated from time to time. Any forward-looking statements in this Current Report on Form 8-K are made as of the date of this Current Report on Form 8-K and the Partnership undertakes no obligation to update or revise any forward-looking statements to reflect new information or events.
Additional Information and Where to Find It
This Current Report on Form 8-K relates to the proposed corporate reorganization of the Partnership. This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed C-corporation conversion. The proposed conversion is expected to be submitted to the Partnership’s unitholders for their consideration. In connection with the proposed conversion, the newly formed corporation is expected to file with the SEC a Form S-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be distributed to the Partnership’s unitholders in connection with the Partnership’s solicitation of proxies for the vote of the Partnership’s unitholders in connection with the proposed conversion and other matters as described in such Proxy Statement/Prospectus. The Proxy Statement/Prospectus will also serve as the prospectus relating to the offer of the securities to be issued to the Partnership’s unitholders in connection with the completion of the proposed conversion. The Partnership and the newly formed corporation may file other relevant documents with the SEC regarding the proposed conversion. The definitive Proxy Statement/Prospectus will be mailed to the Partnership’s unitholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED CONVERSION, INVESTORS AND UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CONVERSION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION.
The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Partnership or the newly formed corporation with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or by directing a written request to the Partnership at 910 Louisiana Street, Suite 4200, Houston, Texas 77002.
No Offer or Solicitation
This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
The Partnership, Summit Midstream GP, LLC, the general partner of the Partnership (the “General Partner”), and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed conversion. Information regarding the General Partner’s directors and executive officers is available in the Annual Report. To the extent that holdings of the Partnership’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed conversion to be filed with the SEC when they become available. Unitholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Item 9.01 Financial Statements and Exhibits.
(b) Pro Forma Financial Information
In accordance with Item 9.01(b), the following unaudited pro forma condensed consolidated financial information giving effect to the Transaction is filed hereto as Exhibit 99.2:
•the unaudited pro forma condensed consolidated balance sheet of the Partnership as of December 31, 2023, giving effect to the Transaction as if it had occurred on December 31, 2023; and
•the unaudited pro forma condensed consolidated statement of operations of the Partnership for the year ended December 31, 2023, giving effect to the Transaction as if it had occurred on January 1, 2023.
(d) Exhibits

Exhibit Number	Description
2.1*
Purchase and Sale Agreement, dated as of March 22, 2024, by and among Summit Midstream Opco, LP, as Seller, MPLX LP, as Buyer, and, solely for purposes of Section 12.18 thereto, Summit Midstream Partners, LP, as Seller Parent.

10.1
Fourth Amendment to Loan and Security Agreement, dated as of March 22, 2024, by and among Summit Midstream Partners, LP, Summit Midstream Holdings, LLC, the subsidiaries of Holdings party thereto, the lenders party thereto and Bank of America, N.A., as agent for such lenders.

99.1	Press Release, dated as of March 22, 2024.
99.2
Unaudited pro forma condensed consolidated balance sheet of the Partnership as of December 31, 2023, giving effect to the Transaction as if it had occurred on December 31, 2023, and the unaudited pro forma condensed consolidated statement of operations of the Partnership for the year ended December 31, 2023, giving effect to the Transaction as if it had occurred on January 1, 2023.

104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document
* Certain of the schedules and exhibits to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Summit Midstream Partners, LP
(Registrant)

		By:	Summit Midstream GP, LLC (its general partner)

Dated:	March 28, 2024	/s/ William J. Mault
William J. Mault, Executive Vice President and Chief Financial Officer